STRATEGIC ADVANTAGE/STRATEGIC ADVANTAGE II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement Dated January 17, 2013

This supplement updates and amends certain information contained in your prospectus dated May 1, 2002, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT
AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the investment portfolio that corresponds to the ING UBS U.S. Large Cap Equity Portfolio.*

The Board of Directors of ING Partners, Inc. approved a proposal to reorganize certain funds. Subject to shareholder approval, effective on or about March 23, 2013 (the "Reorganization Effective Date"), the ING UBS U.S. Large Cap Equity Portfolio (the "Merging Fund") will be reorganized and will merge with and into the ING Growth and Income Portfolio (the "Surviving Fund").

- Prior to the Reorganization Effective Date, you may transfer amounts allocated to the investment portfolio that invests in the Merging Fund to any other available investment portfolio or to the guaranteed interest division. **See the Transfer of Account Value section on page 41 of your policy prospectus for information about making investment portfolio transfers, including applicable restrictions and limits on transfers.**
- On the Reorganization Effective Date, your investment in the investment portfolio that invests in the Merging Fund will automatically become an investment in the investment portfolio that invests in the Surviving Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to the investment portfolio that invests in the Merging Fund will be automatically allocated to the investment portfolio that invests in the Surviving Fund. You may give us alternative allocation instructions at any time by contacting the ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Transfer of Account Value section on page 41 of your policy prospectus for information about making fund allocation changes.**
- After the Reorganization Effective Date, the Merging Fund will no longer be available through your policy.
- You will not incur any fees or charges or any tax liability because of the upcoming fund reorganization, and your account value immediately before the fund reorganization will equal your account value immediately after the fund reorganization.
- There will be no further disclosure regarding the Merging Fund in future supplements to your policy prospectus.

Continued on next page.

- The following chart lists the Surviving Fund's investment adviser/subadviser and investment objective. More detailed information about the Surviving Fund can be found in the current prospectus for that fund.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

IMPORTANT INFORMATION REGARDING THE ING RUSSELL^{TM} LARGE CAP GROWTH INDEX, THE ING RUSSELL^{TM} LARGE CAP VALUE INDEX AND THE ING RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIOS

> *The following information only affects you if you currently invest in or plan to invest in the investment portfolios that correspond to the ING Russell^{TM} Large Cap Growth Index, ING Russell^{TM} Large Cap Value Index and ING Russell^{TM} Mid Cap Growth Index Portfolios*

Each fund's classification has changed from non-diversified to diversified.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.